Filed Pursuant To Rule 433
Registration No. 333-215204
March 12, 2018

Immuron Commences US Non-Deal Institutional Investor Roadshow

Melbourne, Australia, March 12th, 2018: Australian microbiome biopharmaceutical company Immuron Limited (ASX: IMC; NASDQ: IMRN) is pleased to release to shareholders and investors its latest Company Presentation ahead of commencing a comprehensive roadshow to investment institutions, analysts and shareholders in the United States and Australia.

Immuron’s interim-CEO Dr. Jerry Kanellos will be providing an update on the recent NASH clinical trial results and other upcoming milestones.

Dr. Jerry Kanellos commented:

“We are excited to share our results from our IMM-124E NASH phase II clinical study, as well as providing the market with an update on our many other projects which are approaching critical milestones and targets”.

Dr. Kanellos will be meeting with key US investment fund managers to highlight the current position and strength of Immuron’s patent portfolio, the Company’s multiple clinical trials which are currently underway in the areas of Non-Alcoholic Steatohepatitis (NASH), Severe Alcoholic Hepatitis (SAH), Pediatric Non-Alcoholic Fatty Liver Disease (NAFLD), Clostridium Difficile Infection, and the increasing traction Immuron’s flagship product Travelan, for the prevention of travellers’ diarrhea, is gaining both in the Australian and US markets.

A copy of the roadshow presentation is appended to this announcement.

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COMPANY CONTACT:	US INVESTOR RELATIONS:	AUS INVESTOR RELATIONS:

Jerry Kanellos	Jon Cunningham	Peter Taylor
Chief Executive Officer (Interim)	RedChip Companies, Inc.	NWR Communications
Ph: +61 (0)3 9824 5254	US Ph: +1 (407) 644 4256, (ext. 107)	Ph: +61 (0)4 1203 6231
jerrykanellos@immuron.com	jon@redchip.com	peter@nwrcommunications.com.au

ABOUT IMMURON:

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian microbiome biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases.. Immuron has a unique and safe technology platform that enables a shorter development therapeutic cycle. The Company currently markets and sells Travelan® for the prevention of Travelers’ Diarrhea and its lead clinical candidate, IMM-124E, is in Phase II clinical trials for Non-Alcoholic Steatohepatitis (NASH), Severe Alcoholic Hepatitis (SAH) and Pediatric Non-Alcoholic Fatty Liver Disease (NAFLD). Immuron’s second clinical stage asset, IMM-529, is targeting Clostridium difficile Infections (CDI). These products together with the Company’s other preclinical immunotherapy pipeline products targeting immune-related diseases currently under development, will meet a large unmet need in the global immunotherapy market.

For more information visit: http://www.immuron.com

Level 3, 62 Lygon Street Carlton South, Victoria AUSTRALIA 3053	www.immuron.com ABN: 80 063 114 045	Phone: + 61 (0)3 9824 5254 Facsimile: + 61 (0)3 9822 7735

About the IMM-124E Study

The IMM-124E study is a Phase II proof of concept multinational, randomized, double-blind study comparing 2 doses of IMM-124E to placebo for the treatment of NASH in adults with any stage biopsy-proven NASH. The trial enrolled 133 patients across 25 clinical sites in Australia (6), Israel (2) and the USA (17). The trial has 12 scheduled visits over a 28-week study duration, with 24 weeks of treatment and four weeks of follow-up and screened a total of 237 patients. It initially aimed to enroll 120 patients with biopsy-proven NASH, and was fully enrolled at 133 patients, which exceeds the original 120-patient target. The patients were randomized into three arms: placebo, high dose (1200mg), and low dose (600mg). The established primary endpoints of the study were improvement of liver steatosis, as assessed by magnetic resonance imaging (MRI) comparing the mean values. The key secondary endpoints are: change in ALT as well as other liver enzymes and metabolic markers. IMM-124E enrolled adults with all-stage biopsy proven NASH up to 12 months of randomization under an IND approved by the FDA.

About IMM-124E

IMM-124E is an oral, three-times-daily, non-absorbable compound containing poly-clonal anti-LPS immunoglobulins proposed to interact with the gut LPS and immune system to achieve an immunomodulatory effect reducing LPS-related inflammation and inducing tolerance. Because of this unique mechanism of action, targeting multiple pathways, IMM-124E has the potential to play a differentiated role in the management of NASH and may form the cornerstone of NASH combination treatment strategies, both as a single agent and in combination with other agents.

In addition to the adult NASH study, IMM-124E is also being evaluated in two NIH funded Phase II proof-of-concept studies of IMM-124E in children with Pediatric NAFLD and adults with Severe Alcoholic Hepatitis.

About Non-Alcoholic Steatohepatitis (NASH)

Nonalcoholic fatty liver disease (NAFLD) is characterized by a buildup of fat in the liver that is not attributable to excessive alcohol use, NASH is a severe type of NAFLD, which is characterized by the accumulation of fat in the liver with no other apparent causes. NASH occurs when the accumulation of liver fat is accompanied by inflammation and cellular damage. The inflammation can lead to fibrosis (scarring) of the liver and eventually progress to cirrhosis, portal hypertension, liver cancer, and eventual liver failure, requiring the patient to have a liver transplant.

NAFLD is one of the most common causes of liver disease in the U.S., with the majority of patients having simple fatty liver. It is estimated that between 30-40% of adults in the U.S. have NAFLD. Although the epidemiology of NAFLD is not fully understood, the condition is associated with certain conditions, including obesity and obesity related conditions (e.g., type 2 diabetes). Researchers have found NAFLD in 40-80% of people with type 2 diabetes and in 30-90% of people who are obese. Over 90% of severely obese people undergoing bariatric surgery had NAFLD in epidemiological studies. NAFLD is not age-specific and has been shown to affect 10% of children ages 2-19, although the risk of developing NAFLD increases with age.

NASH is an emerging health crisis impacting 3% to 5% of the U.S. population and 2% to 4% globally, and is the fastest growing cause of liver cancer and liver transplant in the U.S. The increasing prevalence of NASH is attributed to the growing obesity epidemic and the disease is often diagnosed in patients who have diabetes, high cholesterol or high triglycerides. There is currently no approved treatment for NASH. NASH is projected to reach over $25B annually by 2026 with a compound annual growth rate (CAGR) averaging 45% in the 2018-2026 period. Research analysts believe that peak sales for IMM-124E could exceed $1.8B in the U.S. alone.

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.

www.immuron.com Immuron Limited Oral Immunoglobulins Changing the Paradigms of Care March 2018 ASX:IMC NASDAQ:IMRN

Forward Looking Statement Certain statements made in this presentation are forward-looking statements and are based on Immuron’s current expectations, estimates and projections. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “guidance” and similar expressions are intended to identify forward-looking statements. Although Immuron believes the forward-looking statements are based on reasonable assumptions, they are subject to certain risks and uncertainties, some of which are beyond Immuron’s control, including those risks or uncertainties inherent in the process of both developing and commercializing technology. As a result, actual results could materially differ from those expressed or forecasted in the forward-looking statements. The forward-looking statements made in this presentation relate only to events as of the date on which the statements are made. Immuron will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority.

Company Highlights Clinical stage biopharmaceutical company targeting inflammatory-mediated and infectious diseases with oral immunotherapies Validated technology platform with one registered asset generating revenue 2 Lead clinical assets in Phase 2 development for the treatment of multiple high value indications, Fat Liver Disease and CDI. Excellent safety profile, GRAS by FDA, expedited regulatory review and approval process Well positioned to address high unmet medical need in multiple blockbuster markets High-value peer licensing deals and M&A underscore potential upside Company listed on NASDAQ in 2Q 2017 Experienced Management Team and strong support from leading KOLs and institutions (NIH, DoD) 3

Platform Overview: Oral Immunoglobulins 1 2 3 Vaccines Are Antibodies Are Harvested Broad Therapeutic Effect Developed from Colostrum Reduced gut and blood pathogens Induction of responsible for initiating regulatory inflammation T-cells Reduces systemic inflammation + Lowers organ injury Clearance of Strong anti-toxin properties Targeted GUT Decrease toxin levels results in Pathogens decrease gut damage Antigen Specific Antibodies + Adjuvants Generally Regarded as Safe (IgG and IgG1) (GRAS) Platform capable of producing multiple drug candidates Long-term value creation Bovine IgG possesses a unique ability to remain active in the human GI tract Competitive delivering its full benefits to the bacteria found there Advantage Bovine IgG is capable of withstanding the acidic environment of the stomach and is resistant to proteolysis by the digestive enzymes in the GI tract Safety established Not absorbed into the blood 4

Immuron’s Clinical Programs Multiple Near-Term Inflection Points Development Stage Program Indications Program Highlights Clinical Phase 1 Phase 2 Phase 3 Anti Inflammatory Programs IMM-124E NASH - Topline results Available - NIH Funded; UVA IMM-124E ASH - Topline results expected 2019 - NIH Funded; Emory University IMM-124E Pediatric NAFLD - Topline results expected 4Q 2018 Collaboration with Dr. Rogler, Zurich IMM-124E Colitis University Murdoch Childrens Research IMM-124E Autism Institue, La Trobe & RMIT Universities Anti Infective Programs - Phase 1/2 initiated 4Q 2017 IMM-529 C. difficile - Topline results expected Q4 2018 IMM-124E / Shigella Collaboration with US Army Shigella Vaccine Infections Campylobacter; IMM-124E Collaboration with US Navy ETEC Infections 5

TRAVELAN Hyperimmune bovine colostrum powder 200mg (30 caplets, 24 month shelf life) Reduces the risk of TD, reduces the Australian Packaging symptoms of minor GI disorders US Packaging Regulatory Regulatory Pathway Indications Authority TGA Listed Medicine Reduces the risk of travellers’ diarrhoea Reduces the symptoms of minor gastro-intestinal disorders Antimicrobial Medsafe (New Not marketed in New Zealand Not marketed in New Zealand Zealand) FDA (USA) Self-affirmed generally Hyperimmune colostrum dietary supplement regarded as safe (GRAS) Dietary supplement. FDA does not review dietary supplements for safety and effectiveness Health Canada Natural Health Product Travelan helps reduce the risk of traveller’s diarrhea. EMA (Europe) Not marketed in Europe Not marketed in Europe ARTG Listing for Travelan http://www.travelanusa.com/ 6

Prominent immune-reactive bands of Campylobacter, ETEC and Shigella isolates from Bhutan, Cambodia, Nepal and Thailand Travelan immunoreactivity study: Armed Forces Research Institute of Medical Sciences (AFRIMS) Walter Reed Army Institute of Research (WRAIR) US Naval Medical Research Centre (NMRC) 7

Immuron Limited IMM 124E 2001 NASH Clinical Trial Top Line Results March 2018

SUMMARY: IMM-124E Clinical Trial Results IMM-124E demonstrated good safety and tolerability on both doses A statistically significant effect of IMM-124E to reduce serum levels of LPS A statistically significant and clinically meaningful effect to reduce ALT levels by 30% or more in patients with elevated ALT at enrollment Statistically significant reduction in mean AST compared to placebo. Statistically significant effect to reduce CK-18 compared to placebo IMM-124E was shown to remain in the gut and not cross into the bloodstream No effect on liver steatosis 9

LPS ANTAGONISM FIRST IN CLASS MoA NASH 10

STUDY DESIGN IMM-124E-2001 120 patients, 3-arms, Randomized, double Placebo blind, Placebo 2dose, balanced 1:1:1 design Major Inclusion Criteria Histologically proven NASH ( 12 months) SCREENING IMM-124E 600 mg NASH activity score (NAS) 4 45 D FOLLOW UP 4 W Cytologic ballooning score of at least 1 10% or more macrovesicular steatosis IMM-124E 1200 mg HBA1C of <9.0 11

STUDY ENDPOINTS PRIMARY Safety Hepatic Fat Fraction SECONDARY liver enzymes ALT, AST, GGT Glucose homeostasis and serum lipid profile Serum Bovine Ig Pharmacokinetics Establish recommended dose MoA Lipopolysaccharides (LPS) CK-18 Cytokines Adiponectin and GLP-1 12

STUDY POPULATIONS Patients Screened: N = 237 Screening Failure N = 104 Patients Randomized: N = 133 Early Discont. N = 21 Study Analysis Sets: PP: 102 FAS: 133 ITT: 133 Definitions: ITT = Intention to Treat FAS = Full analysis set PP = Per Protocol 13

SERUM ALANINE AMINO-TRANSFERASE (ALT) RATE OF SUBJECTS WITH 30% DECREASE * P=0.107 35% 30.3% 30% 28.6% 25% 20% 14.3% 15% 10% 5% 0% IMM 1200mg IMM 600mg PLB * = outlier sites excluded (site recruiting <3 patients) as commonly practiced in clinical trails 14

SERUM ALANINE AMINO-TRANSFERASE (ALT) RATE OF SUBJECTS WITH 30% DECREASE* * ALT BL >50 P=0.048 40% 36.4% 35% 30% 27.0% 25% 20% 15% 13.6% 10% 5% 0% IMM 1200mg IMM 600mg PLB 15

SERUM LIPOPOLYSACCHARIDES (LPS) RATE OF PATIENTS WITH 15% DECREASE* * Baseline LPS>250 P = 0.0184 70% 64.3% 59.1% 60% 50% 40% 34.5% 30% 20% 10% 0% IMM 1200mg IMM 600mg PLB 16

SERUM LPS OVERALL RESPONSE TO TREATMENT TERTILE ANALYSIS Analysis aimed at looking at the entire population Shows an overall beneficial effect across all patients Minimizes risk of cut-off selection bias p=0.0715 (1200mg vs. PLB) 17

SERUM CYTOKERATINE-18 (CK-18) RATE OF PATIENTS WITH 15% DECREASE* P = 0.0494 45% 38.9% 40% 35% 30% 25% 20% 18.2% 15.2% 15% 10% 5% 0% IMM 1200mg IMM 600mg PLB 18

SERUM CK-18 OVERALL RESPONSE TO TREATMENT TERTILE ANALYSIS Analysis aimed at looking at the entire population Shows an overall beneficial effect across all patients Minimizes risk of cut-off selection bias 19

SERUM ASPARTATE-AMINOTRANSFERASE AST RATE OF SUBJECTS WITH AST DECREASE >30% P=0.107 35% 30.3% 30% 25% 20% 14.3% 14.3% 15% 10% 5% 0% IMM 1200mg IMM 600mg PLB 20

ASPARTATE TRANSAMINASE (AST) LINEAR REGRESSION PREDICTED VALUES P=0.0446 21

HEPATIC FAT FRACTION No effect seen in 0.0 any of the arms Since IMM-124E is -0.5 no anti-steatotic -1.0 Change in HFF (%) from Day 0 -1.5 -2.0 -2.5 1200mg 600mg Placebo Group LS Mean ± Std Err 22

PHARMACOKINETICS SERUM BOVINE Ig No significant change in any of the arm All curves remain essentially flat 23

Safety Results Total Placebo 600mg IMM124E 1200mg IMM124E n=44 [n(%)] n=43 [n(%)] n=46 [n(%)] All Adverse Events 572 167 192 213 Grade 3-4 28 6 (6) 6 (12) 5 (10) subjects (events) 6 3 1 2 SAE1 Events Rx stopped due 2 0 12 13 to AE Death 1 14 0 0 1 SAE - None determined related to study drug 2 Possibly related to study drug: Worsening of Arthraligia - Grade 2 3 Possibly related to study drug: Diarrhea Grade 1 4 Road accident, Unrelated to study drug 24

SUMMARY IMM-124E demonstrates an outstanding safety profile IMM-124E shows a significant decrease in serum LPS making it the first ever LPS-antagonist drug candidate IMM-124E reduces Liver enzymes IMM-124E demonstrates a significant reduction in CK-18 No change in Hepatic Fat Fraction was demonstrated in any study arm Pharmacokinetics shows no IMM-124E translocation into blood 25

IMM-529 Neutralizing Clostridium difficile, while Sparing the Microbiome

IMM-529 in Clostridium difficile Infection (CDI) Biologic with unique triple mechanism of action - Targets and neutralizes the toxin B, the spores and the vegetative cells Potential to redefine the standard-of-care (SOC) therapy for CDI - Stops virulence, without impacting the microbiome - Compelling data in all three phases of the disease including (1) prevention of primary disease, (2) treatment of primary disease and (3) prevention of recurrence - Orally administrated, safe >70% survival rate in CDI mice treated with IMM-529 vs. <7% survival rate in control groups Potential orphan disease designation; Potential breakthrough / fast track designations Market exclusivity (biologics; High barriers to generic biosimilar entry) 27

IMM-529 for the Treatment of CDI Therapeutic market is expected to grow from US$356.3 million in 2014 to over $1.5 Market billion by 2024 CAGR 15% Opportunity Nearly 30,000 patients die each year from C. difficile infections (US) Potential orphan disease (7 years market exclusivity and premium pricing) Vancomycin and metronidazole are the current standard of care, accounting for 80% of patient share (US) Unmet Need However, therapies are plagued by significant CDI recurrences (1st relapse: 25%; 2nd: 40%; 3rd: 50%) underscoring need for new treatments There is also growing resistance to vancomycin treatment Highly differentiated Neutralizes C. difficile but does not impact microbiome IMM-529 Only asset that targets not only toxin B but also the spores and the vegetative cells responsible for recurrence Positioning Can be used in combination with standard of care Targets many isolates Sources: GlobalData, Decision Resources, CDC 28

Triple Action MOA Neutralizing C. difficile; Sparing the Microbiome Spores Infectious Particles IMM-529 antibodies bind to Heat, ethanol and UV multiple epitopes on surface resistant. Survive gastric acid, antigens on spores and adhere to cells in the colon prevent adheres to host cells and germinate. 1 Vegetative Cells IMM-529 antibodies bind to Fimbriae and other surface 2 multiple epitopes on the layer proteins (SLP) contribute surface layer proteins (SLP) to bacterial colonization. on vegetative cells and limit Fimbriae are used to adhere to colonization. other bacteria and to host cells 3 and is one of the primary Toxin B IMM-529 antibodies bind to Toxin B is essential for multiple epitopes effectively virulence. Toxin B disrupt the neutralize toxin B, inhibiting toxin cytoskeleton and tight mediated epithelial cell apoptosis junctions of intestinal epithelial and limit toxin translocation into cells. the systemic circulation and inflammatory cascades

Results of Pre-Clinical Studies S u r v iv a l 1 0 0 U n in fe c te d , N o tr e a tm e n t Demonstrated ~70% l 8 0 In fe c te d , N o tr e a tm e n t a v i In fe c te d , N o n -im m u n e Ig G tre a tm e n t survival rate without rv All studies 6 0 In fe c te d , IM M -5 2 9 tr e a tm e n t u t s In fe c te d , V a n c o m y c in tr e a tm e n t n use of antibiotics vs. e 4 0 statistically c r e P 2 0 0% for control group significant Prevention Studies (P<0.0001) Potentially only S u r v iv a l therapeutic 1 0 0 U n in fe c te d , N o tr e a tm e n t Demonstrated ~80% In fe c te d , N o tr e a tm e n t (approved or in l 8 0 a In fe c te d , N o n -im m u n e Ig G tre a tm e n t v i survival rate without v In fe c te d , IM M -5 2 9 tr e a tm e n t development) that r 6 0 u t s In fe c te d , V a n c o m y c in tr e a tm e n t use of antibiotics vs. n can treat all e 4 0 rc e <7% in control group P 2 0 phases of the Treatment Studies (P<0.0001) disease: 1. Prophylaxis S u r v iv a l 1 1 0 In f e c te d + S O C 2. Treatment 1 0 0 l 9 0 ** In fe c te d + S O C + IM M -5 2 9 Demonstrated ~20% a 8 0 p=0.0027 iv 3. Recurrence rv 7 0 relapse rate vs. u s 6 0 t 5 0 n ~89% relapse rate in e 4 0 rc e 3 0 P 2 0 control group 1 0 (P<0.0027) 0 Relapse Studies 0 2 4 6 8 1 0 1 2 1 4 1 6 1 8 2 0 D a y s a fte r v a n c o m y c in tr e a tm e n t c e a s e d 30

Phase 1/2 Study Design Phase Study in CDI Initiated 2017 Phase 1/2, randomized, double blind, placebo-controlled clinical study of IMM-529 for the treatment of CDI 60 subjects to be enrolled up to 3 weeks of definitive diagnosis of CDI (at least 20 subjects to be enrolled within the first 72 hours) Subjects randomized to IMM-529 or placebo in a 2:1 ratio Treatment duration: 28 days on top of SOC (vancomycin / metronidazole) Follow-up: 3 months overall Primary objective: To evaluate the safety and tolerability of IMM-529 together with standard of care (SOC) in patients with CDI Secondary objective: To evaluate the effectiveness of IMM-529 together with SOC to treat patients with CDI 31

NASH and C. difficile Comps Indicate Potential for Substantial Growth Company Ticker Program Development Stage Market Cap* Program in NASH ICPT Obeticholic acid Phase 3 US$2.9B GNFT Elafibranor Phase 3 US$1.1B CNAT ENCORE-LF Phase 2 US$195M Program in C. Difficile MCRB SER-109; SER-262 Phase 2 US$423M SMMT SMT19969 Phase 1 US$143M ASMB ABI-M101 Preclinical US$419M *As of May 4, 2017 32

Capital Profile Immuron Limited (ASX:IMC NASDAQ:IMRN) Rank Holder Name Current Qty % Current Top 10 Shareholders 1 HSBC CUSTODY NOM AUST LTD (ADR Program) 19,531,706 14.97% 2 * GRANDLODGE PL 9,056,682 6.94% 3 AUTHENTICS AUST PL 8,624,999 6.61% 4 RETZOS EXECUTIVE PL 3,800,000 2.91% 5 * ANASTASIOU PETER + K P 2,907,236 2.23% 6 INVERAREY PL 2,731,632 2.09% 7 * FIFTY-FIFTH LEPRECHAUN PL 2,645,983 2.03% 8 INSYNC INV PL 2,500,000 1.92% 9 SBI INV PR LLC 2,000,000 1.53% 10 ADVANCE PUBLICITY PL 2,000,000 1.53% TOTAL TOP 20 SHAREHOLDERS 55,798,238 42.76% BALANCE OF SHARES 74,642,224 57.24% TOTAL SHARE ON ISSUE 130,440,462 100.00% * Denotes a Director Related Entity Current Company AUD$51.2M USD$39.5M (9th Mar 2018) Market Capitalization 33

Key Milestones Expected to Drive Value 4Q 1Q 2018 2019 2017 2018 IMM-124E IMM-124E IMM-124E IMM-124E - NASH Phase 2 study - NASH Phase 2 - NASH centric - ASH Phase 2 topline closed topline results transaction results - Pediatric NAFLD Phase 2 topline IMM-529 IMM-529 results - Initiation of Phase - Topline results expected 1/2 Trial in CDI from Phase 1/2 study in CDI Results from colitis preclinical studies and US Army and US Navy trials expected 2018 34

We have filed a registration statement with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus dated June 9, 2017 and the prospectus supplements dated November 2, 2017 and January 18, 2018 and the other documents that we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.

Thank You